Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Dollars in millions

	Three Months Ended March 31,
	2009	2008
Earnings:
Earnings before income taxes	$1,537	$1,559
Add back:
Fixed charges	155	172

Total earnings available for fixed charges	$1,692	$1,731

Fixed Charges:
Interest, capitalized and expensed	$131	$154
Interest component of rental payments	24	18

Total fixed charges	$155	$172

Ratio of earnings to fixed charges	10.9	10.1

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense including amounts capitalized plus the interest factor in rental expense.